FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2013

Commission File Number: 000-50859

TOP SHIPS INC.
(Translation of registrant's name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Top Ships Inc. (the "Company"), an international maritime shipping company, announced today that the Company has agreed to acquire a 39,000 dwt ECO-type newbuilding product/chemical tanker from an entity affiliated with the Company's President, Chief Executive Officer and Director, Evangelos J. Pistiolis.  The newbuilding is scheduled for delivery from Hyundai Mipo Dockyard Co., Ltd. in the third quarter of 2015.  The purchase price of the newbuilding is $35.0 million, and is payable as follows: 20% as an initial deposit and 80% on delivery of the vessel. Following the newbuilding acquisition announced today, the Company intends to continue to pursue its previously-announced program of vessel acquisitions.

The deposit paid will appear in the company's balance sheet under "Fixed Assets" in the "Advances for vessel acquisitions and vessels under construction" balance sheet line item.

The relevant agreement was approved by a special independent committee of the Board of Directors of Top Ships.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(registrant)

Dated: December 11, 2013	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer